PROSPECTUS SUPPLEMENT

(to prospectus dated May 20, 2009 and the prospectus supplement dated

June 26, 2009)

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-150655

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/ 8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated May 20, 2009 and the prospectus supplement dated June 26, 2009.

See “Risk Factors” beginning on page 12 of the prospectus for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is July 14, 2009.

1

BIOMET ANNOUNCES FOURTH QUARTER AND FISCAL 2009 FINANCIAL RESULTS

WARSAW, Ind., July 14, 2009 – Biomet, Inc. announced today financial results for its fourth quarter and fiscal year ended May 31, 2009. The Company announced preliminary net sales results for the fiscal fourth quarter and twelve month period in its press release issued June 26, 2009, which is posted on Biomet’s website at www.biomet.com in the Investors Section. There have been no changes to the net sales results following the release of the preliminary net sales results.

Fourth Quarter Financial Results

During the fourth quarter of fiscal year 2009, net sales increased 1% to $639.3 million, compared to net sales during the fourth quarter of fiscal year 2008 of $635.6 million. Domestic sales increased 9% to $392.0 million, while sales outside the United States decreased 11% to $247.3 million during the fourth quarter.

The Company recorded $311.8 million of special items (pre-tax) during the fourth quarter of fiscal year 2009, which consisted of the following items:

•	$103.6 million of amortization and depreciation expense related to the Merger;

•	$102.6 million charge resulting from finalizing the non-cash goodwill and intangible asset impairment related to the dental reconstructive business;

•	$64.4 million of settlements and reserves associated with the previously disclosed King litigation and other legal fees;

•	$20.5 million of inventory charges related to a product rationalization program in the Company’s Spine and Trauma business; and

•	$20.7 million of other special items, including operational improvement and restructuring costs and non-cash stock compensation expense.

On a reported basis, operating loss for the fourth quarter was $107.2 million, compared to operating income of $44.8 million for the fourth quarter of the prior fiscal year.

The Company recorded a net loss of $170.9 million for the fourth quarter of fiscal year 2009, on a reported basis, in comparison to a net loss of $91.5 million for the same period in the prior fiscal year.

Net interest expense for the fourth quarter was $134.5 million compared to $144.6 million during the fourth quarter of fiscal year 2008.

Full Year Financial Results (Combined1)

For the twelve months ended May 31, 2009, net sales increased 5% to $2.504 billion. Sales in the United States increased 10% during fiscal year 2009, while sales outside of the United States decreased 1%.

During the twelve-month period ended May 31, 2009, the Company incurred special charges (pre-tax) of $1,129.8 million, consisting of the following:

•	$392.8 million of amortization and depreciation expense related to the Merger;

•	$551.1 million non-cash goodwill and intangible asset impairment charge related to the dental reconstructive business;

•	$87.8 million of settlements and reserves associated with the previously disclosed King litigation and other legal fees;

•	$20.5 million of inventory charges related to a product rationalization program in the Company’s Spine and Trauma business; and

•	$77.6 million of other special items, including $34.8 million of operational improvement and restructuring costs, as well as $33.9 million of non-cash stock compensation expense.

On a reported basis, operating loss for fiscal year 2009 was $348.3 million.

Net interest expense for fiscal year 2009 was $547.1 million.

The Company recorded a net loss for fiscal year 2009 of $749.2 million, compared to $1,018.8 million for fiscal year 2008.

Biomet’s President and Chief Executive Officer Jeffrey R. Binder commented, “I’m extremely pleased with the Biomet team’s overall performance during both the fourth quarter and our full fiscal year 2009. We continued to take additional market share in our orthopedic reconstructive business during fiscal 2009, with double-digit sales growth in hips, knees and extremities. Our sports medicine, craniomaxillofacial fixation and biologics divisions each recorded double-digit sales growth during fiscal 2009, as well, while our spine business continued to gain momentum each quarter throughout the year, reaching double-digit sales growth during the fourth quarter.”

Mr. Binder continued, “In addition to our strong sales driven by new products and good sales execution, we made significant progress with our value creation program and maintained good discipline in operational expense management, providing additional opportunities to increase the bottom line. We are working hard toward delivering another strong year in fiscal 2010.”

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses reconstructive products, including orthopedic joint replacement devices, bone cements and accessories, autologous therapies and dental reconstructive implants; fixation products, including electrical bone growth stimulators, internal and external orthopedic fixation devices, craniomaxillofacial implants and bone substitute materials; spinal products, including spinal stimulation devices, spinal hardware and orthobiologics; and other products, such as arthroscopy products and softgoods and bracing products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

The Transaction

Biomet Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc., on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group L.P., Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. L.P. and TPG Capital.

Contacts

For further information contact Daniel P. Florin, Senior Vice President and Chief Financial Officer at (574) 372-1687 or Barbara Goslee, Director, Corporate Communications at (574) 372-1514.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward looking statements due to, among others, the following factors: the success of the Company’s principal product lines; the results of ongoing investigations by the United States Department of Justice and the United States Securities and Exchange Commission; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the impact to the business as a result of compliance with federal, state and foreign governmental regulations and with the Corporate Integrity Agreement; the impact to the business as a result of the economic downturn in both foreign and domestic markets; the possible enactment of federal or state health care reform, the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes and cost-saving initiatives; the impact to the business as a result of the Company’s significant international operations, including, among others, with respect to foreign currency fluctuations and the success of the Company’s transition of certain manufacturing operations to China; the impact of the Company’s managerial changes; the ability of the Company’s customers to receive adequate levels of reimbursement from third-party payors; the Company’s ability to maintain its existing intellectual property rights and obtain future intellectual property rights; the impact to the business as a result of cost containment efforts of group purchasing organizations; the Company’s ability to retain existing independent sales agents for its products; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K (as amended) and quarterly reports on Form 10-Q. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or non-occurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this press release. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.

Biomet, Inc.

Product Net Sales

Three Month Period Ended May 31, 2009 and May 31, 2008

(In millions, unaudited)

	Q4 2009	Q4 2008	Reported Growth %
Reconstructive	$468.2	$473.4	(1.1)%
Fixation	58.5	58.3	0.3%
Spine	61.5	53.1	15.9%
Other	51.1	50.8	0.6%

Total Sales	$639.3	$635.6	0.6%

Biomet, Inc. Product Net Sales Year Ended May 31, 2009 and May 31, 2008 (In millions, unaudited)

	Fiscal 2009	Fiscal 2008	Reported Growth %
Reconstructive	$1,851.0	$1,756.7	5.4%
Fixation	234.1	230.3	1.6%
Spine	222.1	208.0	6.8%
Other	196.9	188.3	4.6%

Total Sales	$2,504.1	$2,383.3	5.1%

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Three Month Period Ended May 31, 2009 and May 31, 2008

(In millions, unaudited)

	Q4 2009	Q4 2008	Reported Growth %
Geographic Segments:
United States	$392.0	$358.0	9.5%
Europe	179.0	206.9	(13.5)%
International	68.3	70.7	(3.3)%

Total	$639.3	$635.6	0.6%

Biomet, Inc. Geographic Segment Net Sales Percentage Summary Year Ended May 31, 2009 and May 31, 2008 (In millions, unaudited)

	Fiscal 2009	Fiscal 2008	Reported Growth %
Geographic Segments:
United States	$1,527.9	$1,394.0	9.6%
Europe	711.7	734.5	(3.1)%
International	264.5	254.8	3.8%

Total	$2,504.1	$2,383.3	5.1%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(In millions, unaudited)

	Three Months Ended May 31, 2009	Three Months Ended May 31, 2008
Net sales	$639.3	$635.6
Cost of sales	265.9	201.2

Gross profit	373.4	434.4
Gross profit percentage	58.4%	68.3%

Selling, general and administrative	251.4	263.8
Research and development	26.6	23.1
Amortization	100.0	102.7
Goodwill and intangible assets impairment charge	102.6	—

Operating income (loss)	(107.2)	44.8
Percentage of Sales	-16.8%	7.0%

Other expense (income), net	(5.3)	8.6
Interest expense, net	134.5	144.6

Income (loss) before income taxes	(236.4)	(108.4)

Income taxes	(65.5)	(16.9)

Tax rate	27.7%	15.6%

Net income (loss)	$(170.9)	$(91.5)

Percentage of Sales	-26.7%	-14.4%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(In millions, unaudited)

	(Successor) Year Ended May 31, 2009	(Successor) Period from July 12, 2007 to May 31, 2008	(Predecessor) Period from June 1, 2007 to July 11, 2007
Net sales	$2,504.1	$2,134.5	$248.8
Cost of sales	828.4	814.7	102.3

Gross profit	1,675.7	1,319.8	146.5
Gross profit percentage	66.9%	61.8%	58.9%

Selling, general and administrative	1,003.6	1,097.6	194.2
Research and development	93.5	82.2	34.0
In-process research and development	—	479.0	—
Amortization	375.8	329.3	0.5
Goodwill and intangible assets impairment charge	551.1	—	—

Operating income (loss)	(348.3)	(668.3)	(82.2)
Percentage of Sales	-13.9%	-31.3%	-33.0%

Other expense (income), net	25.0	9.7	(0.6)
Interest expense, net	547.1	516.3	0.3

Income (loss) before income taxes	(920.4)	(1,194.3)	(81.9)

Income taxes	(171.2)	(230.1)	(27.3)

Tax rate	18.6%	19.3%	33.3%

Net income (loss)	$(749.2)	$(964.2)	$(54.6)

Percentage of Sales	-29.9%	-45.2%	-21.9%

Biomet, Inc.

Balance Sheets

(In millions, unaudited)

	(Preliminary) May 31, 2009	May 31, 2008
Assets
Cash and cash equivalents	$215.6	$127.6
Accounts receivable, net	511.1	486.2
Income tax receivable	20.0	48.8
Inventories	523.9	539.7
Current deferred income taxes	78.4	100.7
Prepaids and other current assets	39.1	46.7
Property, plant and equipment, net	636.1	640.9
Intangible assets, net	5,680.0	6,208.2
Goodwill	4,780.5	5,368.2
Other assets	116.2	160.2

Total Assets	$12,600.9	$13,727.2

Liabilities and Stockholders’ Equity
Current liabilities	$477.0	$408.2
Accrued interest	73.1	80.9
Short-term borrowings	81.2	75.4
Long-term debt	6,131.5	6,217.2
Deferred income taxes, long-term	1,816.3	2,044.1
Other long-term liabilities	181.5	51.3
Stockholders’ equity	3,840.3	4,850.1

Total Liabilities and Stockholders’ Equity	$12,600.9	$13,727.2

Biomet, Inc.

Consolidated Statements of Cash Flows

(In millions, unaudited)

	(Preliminary) (Successor) Year Ended May 31, 2009	(Successor) Period from July 12, 2007 to May 31, 2008	(Predecessor) Period from June 1, 2007 to July 11, 2007
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net loss	$(749.2)	$(964.2)	$(54.6)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	537.7	461.0	9.3
Amortization of deferred financing costs	11.3	7.7	—
In-process research and development charge	—	479.0	—
Stock based compensation expense	33.9	25.8	—
Inventory step-up related to merger	—	160.3	—
Provision for doubtful accounts receivable	(10.5)	—	—
Loss (gain) and impairment on investments, net	14.6	—	(7.0)
Goodwill and intangible assets impairment charge	551.1	—	—
Provision for inventory obsolescence	9.9	7.7	—
Deferred income taxes	(194.3)	(27.5)	76.7
Excess tax benefit from exercise of stock options	—	—	(3.9)
Other	(26.4)	(0.4)	—
Changes in operating assets and liabilities, net of effects from acquisition:
Accounts receivable	(38.8)	(14.9)	5.8
Inventories	(27.9)	5.7	(12.0)
Prepaid expenses	3.1	25.2	—
Accounts payable	19.6	13.4	(1.6)
Accrued (refundable) income taxes	39.4	(17.8)	—
Accrued interest	(7.8)	80.9	—
Share-based compensation accrual related to Merger	—	—	112.8
Other	78.1	(53.0)	(66.1)

Net cash provided by operating activities	243.8	188.9	59.4

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Net proceeds (purchases) from sale and purchase of investments	3.1	84.7	42.8
Capital expenditures	(185.0)	(167.9)	(22.0)
Acquisitions, net of cash acquired	(13.0)	(0.4)	(9.8)
Acquisition of Biomet, Inc.	—	(11,638.2)	—

Net cash provided by (used in) investing activities	(194.9)	(11,721.8)	11.0

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Increase (decrease) in short-term borrowings	—	(51.0)	0.2
Proceeds under revolving credit agreements	213.6	—	—
Payments under revolving credit agreements	(138.2)	(134.6)
Payments under senior secured credit facility	(35.7)	(18.3)	—
Proceeds from long-term debt - merger	—	6,250.7	—
Payment of deferred financing costs	—	(87.1)	—
Equity:
Capital contributions	3.7	5,521.9	—
Repurchase of common shares	(0.9)	—	(2.8)
Excess tax benefit from exercise of stock options	—	—	3.9

Net cash provided by financing activities	42.5	11,481.6	1.1
Effect of exchange rate changes on cash	(3.4)	2.0	0.1

Increase (decrease) in cash and cash equivalents	88.0	(49.3)	71.6
Cash and cash equivalents, beginning of period	127.6	176.9	105.1

Cash and cash equivalents, end of period	$215.6	$127.6	$176.7